UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)
_________________________________________________________________
(Translation of Registrant’s Name Into English)

México
_________________________________________________________________
(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México
_________________________________________________________________
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA signs an agreement with Grupo Hotelero Santa Fe to develop a hotel in the Monterrey Airport

Monterrey, Mexico, July 23, 2013—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announces the signing of an agreement with Grupo Hotelero Santa Fe (“GHSF”), a company that owns and operates hotels in Mexico, for the construction and operation of a hotel to be located in the Monterrey International Airport.

OMA and GHSF created the company Consorcio Hotelero Aeropuerto de Monterrey, SAPI, to develop the project. It will be owned 85% by OMA’s subisidiary OMA Logística and 15% by Grupo Hotelero Santa Fe. GHSF will operate the hotel as a Hilton Garden Inn.

The 130-room hotel will be located between Terminals A and B, and will provide a full range of services for business travelers transiting the Monterrey airport. The design contract has been awarded to the architectural firm Legorreta + Legorreta. The hotel is expected to start operations by the end of 2014.

Porfirio González, OMA’s Chief Executive Officer, noted, “We are convinced that the development of new passenger services is a fundamental differentiating factor for our airports, and will serve to further increase customer satisfaction. This project is also part of OMA’s initiative to diversify our revenues and to strengthen our growth strategy, in association with an experienced partner and an internationally-recognized hotel brand.”

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About Grupo Hotelero Santa Fe (GHSF)
GHSF is one of Mexico’s leading hotel companies, with a focus on acquiring, developing, and operating hotels under a multi-brand, multi-segment strategy, which enables GHSF to provide positive experiences and meet the specific demands of each market segment, maximizing profitability with an optimal level of investment. GSHF currently has a portfolio of 2,585 rooms. GHSF is the owner and operator of hotels under its own Krystal brand and under franchise agreements with international brands such as Hilton. The company is currently actively acquiring hotels and negotiating new operating contracts for third-party hotel assets.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit http://ir.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: July 24, 2013